

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2014

Via E-mail
Ms. Rebecca Sandring
Chief Accounting Officer
CorEnergy Infrastructure Trust, Inc.
1100 Walnut, Suite 3350
Kansas City, MO 64106

>   **Re:** **CorEnergy Infrastructure Trust, Inc.**
>   **Amendment No. 1 to Form 10-K for year ended December 31, 2013**
>   **Filed on March 19, 2014**
>   **File No. 001-33292**

Dear Ms. Sandring:

We have reviewed your response letter dated November 25, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form 10-K for the year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 33

1. We note your response to our prior comment three and your proposed revisions. Please further revise the second table in Exhibit C to disaggregate the items within Other Income (Expenses), as the amount associated with this line item in your second table is not the same amount as this line item on your Consolidated Statements of Operations.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief